IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 530

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

August 10, 2020

By EDGAR

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Bare Metal Standard Inc. (“BRMT” or the “Registrant”) File No. 00-55795

Dear Mr. Kauten:

We write in response to your comment letter dated August 7, 2020. Our responses are numbered to correspond to your comments, reproduced in italic for your reference:

1.	The agreement to sell substantially all of the assets of the Company has been entered into with Code 96 LLC, an affiliate of James Bedal, your chief executive officer. Please provide us with a legal analysis discussing whether or not the sale of assets constitutes a Rule 13e-3 transaction. See Rule 13e-3(a)(1) for the definition of “affiliate” and Rule 13e-3(a)(3) for the definition of “Rule 13e-3 transaction.”

A Rule 13e-3 transaction is defined as “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” While the proposed sale of the business assets of BRMT to Code 96 is a transaction described in Rule 13e-3(c)(i)(3), Section 5(c) of the Asset Purchase Agreement between Code 96 and BRMT expressly provides: It is anticipated that Seller will acquire a new business simultaneously with the closing hereunder. The parties will use reasonable efforts to coordinate the closing hereunder with Seller’s acquisition of the new business so that there is no gap period in which Seller becomes a “shell company.” A copy of that draft Asset Purchase Agreement is filed as an exhibit to this response.

Because BRMT will acquire a new business as a condition to the sale of its assets to Code 96, the requirements of Rule 13e-3(a)(ii), that the shares of common stock of BRMT become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d).

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 10, 2020

Rule 12g-4 should not apply as the Registrant has no intention of filing Form 15. The Registrant intends to remain as a public reporting company and to maintain the status of its shares as quoted for trading on the over-the-counter market.

Rule 12h-6 applies only to foreign private issuers and the Registrant is an Idaho corporation.

As for suspending the requirement to register pursuant to Section 15(d), 15 U.S.C. §78o(d), the number of shareholders of the Registrant is not expected to be reduced as a result of the contemplated transactions. Further, the Registrant fully intends to maintain its registration under Section 12(g), 15 U.S.C. §78l(g).

2.        Please provide the financial statement information required by Item 14(c) of Schedule 14A. We refer to Bare Metal Standard Inc.'s audited financial statements for each of the two most recent fiscal years plus unaudited interim periods, including the period ended April 30, 2020.

We have added EDGAR cross references to the 10-Ks for the 2018 and 2019 fiscal years and for the 10-Q for the first fiscal quarter of 2020 to the preliminary proxy statement.

3.       The preliminary proxy statement was filed using the EDGAR tag “PRE 14A” rather than the required tag “PREM14A,” which tag indicates that the materials relate to a merger, acquisition, or disposition. Please file the revised preliminary proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. See Rule 301 of Regulation S-T.

The designation on the EDGAR filing has been corrected to PREM14A.

4.	You indicate that the proxy statement, proxy card and notice of Special Shareholders Meeting will be being provided to stockholders “via our DEF14 filing (SEC Website) or via regular mail.” The correct EDGAR header tag will be DEFM14A. Subsequently, you state that “[p]roxy solicitations will be made by mail.” Please advise us as to whether you intend to mail the definitive proxy statement and other enumerated materials to each of your stockholders, or if you intend to disseminate such materials to your stockholders in an alternative manner. See Rule 14a-3(a).

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 10, 2020

We have clarified that the proxy statements will be distributed to the shareholders by U.S. Mail and will be available through EDGAR.

5.       The cover page of the preliminary proxy statement indicates that no filing fee is required in connection with this transaction. Please revise this to indicate the appropriate filing fee amount required in connection with this transaction. See Exchange Act Rules 14a-6(i) and 0-11(c)(1) and sections 4.5-4.6 of the EDGAR Filer Manual (Volume II), available athttps://www.sec.gov/info/edgar/specifications/edgarfm-vol2-v53.pdf, to determine how the filing fee amount should be calculated.

We have calculated the filing fee as $37.20 pursuant to Rule 0-11(b) based on .02% of the gross amount of debt of $185,981 that Code 96 will assume as consideration for the assets.

6.       Please provide the disclosures required by Item 1015(b) of Regulation M-A with respect to the appraisal.

We have added the descriptions of the appraiser and the statement that the appraisal is available for copying or inspection on request as required by Rule 1015 of Regulation M-A, 229 C.F.R. §1015.

7.	You indicate that Mr. Bedal will sell 28,500,000 of his shares of common stock to American-Swiss Capital, Inc. and ultimately all 30,200,000 of his shares of common stock after the sale of your operating assets. In your beneficial ownership table in your Form 10-K filed on January 22, 2020 (which reflects beneficial ownership information as of October 31, 2019), you disclose that Mr. Bedal held 10 million shares of common stock and the Taylor brothers each held 10 million shares of common stock for majority control. Please clarify how Mr. Bedal acquired these additional shares of stock and provide an updated beneficial ownership table that reflects the beneficial ownership of the Company’s shares of common stock as of the most recent practicable date, as required by Item 403(a) of Regulation S-K. See Item 6(d) of Schedule 14A. Further, please clarify the business plans of your public company entity after the divestiture of your operating business, the composition of management and your beneficial ownership after these transactions, and clarify whether American-Swiss Capital, Inc. is affiliated with the Taylors or Mr. Bedal.

Jeff Kauten, Esq.

Securities & Exchange Commission

Division of Corporate Finance

August 10, 2020

James Bedal, Michael Taylor and Jeffrey Taylor will be selling their shares of Bare Metal Standard common stock to American-Swiss Capital Inc., an entity not related or affiliated in any way with any of James Bedal, Michael Taylor and Jeffrey Taylor. American-Swiss Capital has advised us that it intends to acquire another business through Bare Metal Standard Inc. American-Swiss Capital has advised that it will avoid having Bare Metal Standard being classified as a shell company within the meaning of Rule 12b-2. Mr. Bedal and the Taylors will not have a continuing ownership interest in Bare Metal Standard after the contemplated transactions.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff